                                              Filed Pursuant To Rule 424(B)(3)
                                              Registration No. 333-23745



PROSPECTUS                   NATIONAL TECHTEAM, INC.

                         67,737 SHARES OF COMMON STOCK

         All of the 67,737 shares of Common Stock offered hereby (the "Shares") are being offered for the account of certain shareholders (the "Selling Shareholders") of National TechTeam, Inc. (the "Company"). See "Selling Shareholders." The Selling Shareholders are all former shareholders of WebCentric Communications, Inc. ("Webcentric") and acquired the Shares in January, 1997 pursuant to an Agreement and Plan of Merger dated
December 23, 1996 between Webcentric, the Company and TechTeam
Training, Inc., a wholly-owned subsidiary of the Company, pursuant to which TechTeam Training, Inc. acquired all of the outstanding shares of capital stock of Webcentric. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

         The Company has been advised by each Selling Shareholder that the Shares may be offered or sold by or for the account of such Selling Shareholders from time to time, at prices and on terms to be determined at the time of sale, to purchasers directly or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions. From time to time the Selling Shareholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The Selling Shareholders and any brokers, dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares offered by the Selling Shareholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

         The Common Stock is quoted on the Nasdaq National Market under the symbol "TEAM." On March 25, 1997, the closing price of the Common Stock was $18.12 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March 26, 1997.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

         In addition, the Company's Common Stock is quoted on the Nasdaq National Market System. Reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained herein concerning any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company hereby incorporates by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         2. The descriptions of the Company's Common Stock that are contained in the Registration Statement on Form 8-A filed by the Company to register such securities under Section 12 of the Exchange Act, File No. 0-16284, including any amendment or report filed for the purpose of updating such descriptions.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference in the Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such document.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any document incorporated herein by reference (other than exhibits to such document which are not specifically incorporated by reference in such document). Requests for such documents should be directed to: National TechTeam, Inc.,
Attn: G.K. DeSantis, 22000 Garrison Avenue, Dearborn, Michigan 48124, telephone (313) 277-2277. In order to insure timely delivery of the documents, any request should be made by no later than five business days prior to the date on which such person must make a final investment decision.


                          FORWARD-LOOKING INFORMATION

         This Prospectus incorporates by reference certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in the documents incorporated by reference, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks may include, without limitation, those related to concentration of revenues, management of growth, competition, reliance on key executives, attraction and retention of employees, economic conditions, international operations, user acceptance, rapid technology changes and dependence on new solutions and technological difficulties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                                  THE COMPANY

         The Company is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through two global business units: (i) Call Center Services, which provides its clients with inbound telephone support for their computer product end-users and (ii) Corporate Computer Services, which provides corporations with technical staffing (principally on-site help desk support), systems integration and instructor-led, computer-based training. The Company's client base includes Hewlett-Packard, Ford, Chrysler, First Chicago NBD, United Parcel Service, Owens- Corning, Novell and Sun Microsystems. Many of the Company's clients utilize services offered by both of the Company's business units. The Company has experienced rapid growth as the trend toward outsourcing has increased. Between 1992 and 1996, revenues increased from $10.9 million to $69.2 million and net income increased from $766,000 to $4.8 million. This represents compounded annual growth rates of 58.7% and 58.2% in revenues and net income, respectively.

         The Company's executive offices are located at 22000 Garrison Avenue, Dearborn, Michigan 48124, and its telephone number is (313) 277- 2277.

                                USE OF PROCEEDS

         The Company will receive no proceeds from the sale of Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         As of March 10, 1997, the Company had 14,859,867 shares of
Common Stock outstanding. The Selling Shareholders are all former shareholders of WebCentric Communications, Inc. ("Webcentric") and acquired the Shares in January, 1997 pursuant to an Agreement and Plan of Merger dated December 23, 1996, between Webcentric, the Company and TechTeam Training, Inc., a wholly-owned subsidiary of the Company, pursuant to which TechTeam Training, Inc. acquired all of the outstanding shares of capital stock of Webcentric.

         The following table sets forth certain information regarding the Common Stock owned by the Selling Shareholders as of February 28, 1997 and after the sale of all of the Shares offered by them hereby. All persons have sole voting and investment power with respect to the shares of Common Stock unless otherwise indicated. All of the Selling Shareholders hold less than one percent of the Company's outstanding Common Stock.


  NAME OF BENEFICIAL     SHARES OWNED      SHARES BEING OFFERED    SHARES OWNED
        OWNER          PRIOR TO OFFERING                          AFTER OFFERING

 Daniel Kemp                    92,547                16,279          76,268

 Michael Vesey                  69,571                13,482          56,089

 Bruce Botkin                   34,966                 8,877          26,089

 David Grunsted                 17,478                 3,649          13,829

 John Borders                    6,156                   591           5,565

 Thomas Liese                    4,154                 1,391           2,763

 Mitzi Marti                     1,043                 1,043             -0-

 Daniel Linder                     209                   209             -0-

 Christopher Krebs               1,043                 1,043             -0-

 Summa Four, Inc.               23,176                23,176             -0-
                                                      ------

                                                      67,737

                              PLAN OF DISTRIBUTION

         The Company has been advised by each Selling Shareholder that such Selling Shareholder may sell all or a portion of the Shares offered by such Selling Shareholder hereby from time to time through the Nasdaq National Market. The Selling Shareholders may also make private sales to purchasers directly or to or through a broker or brokers. Alternatively, the Selling Shareholders may from time to time offer the Shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares for whom they act as agent. From time to time the Selling Shareholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The distribution of the Shares may be effected from time to time in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through a combination of any such methods of sale, at the market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, broker, dealer or underwriters and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares offered by the Selling Shareholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company.

         The Selling Shareholders and any brokers, dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

         The Company has agreed to bear all expenses (other than any commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the Shares being offered by the Selling Shareholders hereby.

         No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares to which this Prospectus relates.

         Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares. The Selling Shareholders may transfer, devise or gift such shares by other means not described herein.

         In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

         Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Berry, Moorman, King & Hudson, P.C., Detroit, Michigan. Robert A. Hudson, a stockholder of Berry, Moorman, King & Hudson, P.C., is the Secretary of the Company and beneficially owns 18,100 shares of Common Stock.

                                    EXPERTS

         The consolidated financial statements of National TechTeam, Inc. appearing in National TechTeam, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report theron included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES OR EXCHANGES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

TABLE OF CONTENTS                                    PAGE

Available Information                                   2
Incorporation of Certain Documents by Reference         2
Forward-Looking Information                             3
The Company                                             3
Use of Proceeds                                         4
Selling Shareholders                                    4
Plan of Distribution                                    5
Legal Matters                                           6
Experts                                                 6




                                 67,737 Shares

                            NATIONAL TECHTEAM, INC.

                                  Common Stock



                                   PROSPECTUS



                                March 26, 1997